Ward B. Hinkle

Partner

Direct Dial: 716.848.1281

Direct Facsimile: 716.849.0349

whinkle@hodgsonruss.com

July 10, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Mailstop: 6010

Ladies/Gentlemen:

Re:

BiTech Pharma, Inc.

Amendment No. 1 to Form 10-SB

Filed May 8, 2006

File No. 0-51684

This letter supplements our letter to you dated June 20, 2006, which responded to your letter of June 5, 2006 concerning the above filing of BiTech Pharma, Inc. (the “Company”).  Due to unexpected staff turnover and some resulting administrative difficulties, the Company was unable to finish the amendment and responses to your letter by July 7, 2006 as it previously anticipated, and it now expects to complete the filing of an amendment together with responses to your letter by July 31, 2006.  The Company fully expects that it will be able to complete the filing within this revised timeline.

If you have any questions or comments concerning this matter, please contact the undersigned.

Very truly yours,

HODGSON RUSS LLP

By:/s/ Ward B. Hinkle

cc:  Jun Bao, President and CEO

Charles Law, Esq.--King & Wood

Dian Xu, Esq. -- King & Wood

Omer Ozden, Esq.

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